Filed pursuant to Rule 424(b)(3)
Registration No. 333-157128

PACIFIC OFFICE PROPERTIES TRUST, INC.
SUPPLEMENT NO. 4 DATED SEPTEMBER 13, 2010
TO THE PROSPECTUS DATED JANUARY 12, 2010

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Pacific Office Properties Trust, Inc., dated January 12, 2010 (the “Prospectus”), Supplement No. 1, dated April 6, 2010, Supplement No. 2, dated May 25, 2010, and Supplement No. 3, dated August 23, 2010.  Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	to provide information regarding our assumption of sale, purchase and escrow agreements relating to the acquisition of a portfolio of office properties; and

B.	to provide information regarding an event of default on indebtedness secured by our City Square property.

A.           Sale, Purchase and Escrow Agreements

On September 3, 2010, our Operating Partnership assumed all of the rights and obligations of our Advisor under two Sale, Purchase and Escrow Agreements, each dated as of August 12, 2010 and amended as of August 30, 2010, referred to collectively as the PSAs.  The first PSA was entered into by our Advisor, as purchaser, and GRE Glendale LLC, a Delaware limited liability company, GRE Empire Towers LP, a Delaware limited partnership, GRE Cornerstone LLC, a Delaware limited liability company, GRE Kearny Mesa LP, a Delaware limited partnership, GRE Rio Vista LP, a Delaware limited partnership, and GRE Walnut Creek LLC, a Delaware limited liability company, as sellers.  The second PSA was entered into by our Advisor, as purchaser, and GRE Carlton Plaza LP, a Delaware limited partnership, Tustin-Michelle Partners LLC, a Delaware limited liability company, GRE Warner Desoto LLC, a Delaware limited liability company, GRE Warner Califa LLC, a Delaware limited liability company, GRE Warner Canoga LLC, a Delaware limited liability company, GRE Empire Towers Four LLC, a Delaware limited liability company, GRE Foothill LLC, a Delaware limited liability company, and GRE Mira Mesa LLC, a Delaware limited liability company, as sellers.  The PSAs together provide for the purchase of 12 office properties consisting of 31 buildings containing approximately 1.95 million rentable square feet, located primarily in southern California.

The aggregate purchase price for the portfolio under the PSAs is approximately $305.9 million (including the assumption of approximately $79.2 million in existing debt encumbering certain of the properties).  Approximately $8.0 million of the purchase price is intended to be paid as shares of our Listed Common Stock.  The closing date under each of the PSAs is scheduled to be October 27, 2010.  However, our Operating Partnership has the right to extend the closing date under each of the PSAs to December 3, 2010, subject to the payment of additional non-refundable deposits.  In addition, either our Operating Partnership or the sellers may extend the closing date for up to an additional 60 days with respect to specific properties if the consent of the applicable lender to assume debt related to such properties is still being sought as of the closing date.

There is no assurance that our Operating Partnership will acquire any of the properties subject to the PSAs because the proposed acquisitions are subject to a variety of factors and contingencies, including customary closing conditions.

Our Operating Partnership assumed the PSAs pursuant to an option previously granted to it by the Advisor.  Upon the assumption of the PSAs, our Operating Partnership delivered $3.0 million into escrow to replace the deposits initially made by our Advisor pursuant to the PSAs, and our Advisor was refunded from escrow deposits in the amount of $3.0 million that it had previously funded.  Our Operating Partnership paid no other consideration to the Advisor in connection with the exercise of the option.

B.           Event of Default

On August 18, 2005, Pacific Office Properties Trust/3800 N. Central, LLC, Pacific Office Properties Trust/3838 N. Central, LLC and Pacific Office Properties Trust/4000 N. Central, LLC, each a Delaware limited liability company and wholly-owned subsidiary of our Operating Partnership, referred to collectively as the City Square Borrowers, issued a promissory note to CWCapital LLC, a Massachusetts limited liability company, referred to as the Lender, in the original principal amount of $27.50 million, referred to as the Senior Note.  Also on August 18, 2005, Pacific Office Properties Trust/Mezzanine, LLC, a Delaware limited liability company and wholly-owned subsidiary of our Operating Partnership, referred to as the Mezzanine Borrower, issued a promissory note to the Lender in the original principal amount of $28.50 million, referred to as the Mezzanine Note.  The Senior Note is secured by our City Square property in Phoenix, Arizona, and the Mezzanine Note is secured by a pledge of ownership interests in the Mezzanine Borrower, which holds all of the ownership interests of each of the City Square Borrowers.

Both the Senior Note and the Mezzanine Note matured on September 1, 2010.  Pursuant to the terms of the Senior Note, the City Square Borrowers were required to pay the Lender the outstanding principal amount of $27.50 million plus all accrued and unpaid interest (totaling approximately $0.13 million) on the maturity date, or to make such payments within five days of the maturity date.  Pursuant to the terms of the Mezzanine Note, the Mezzanine Borrower was required to pay the Lender the outstanding principal amount of approximately $27.25 million plus all accrued and unpaid interest and all other sums then owing (totaling approximately $0.20 million) on the maturity date, or to make such payments within five days of the maturity date.  The City Square Borrowers and the Mezzanine Borrower did not pay the amounts due under the Senior Note and the Mezzanine Note, respectively, on September 1, 2010 or within the five-day cure period.  Accordingly, an event of default under each of the Senior Note and the Mezzanine Note and the related loan and security documents was triggered on September 7, 2010.

Upon the occurrence of the event of default pursuant to the Senior Note and related loan documents, the interest rate applicable to the Senior Note increased from 5.5772% per annum to 10.5772% per annum, and a late charge in an amount equal to 5% of the amount of the overdue payment was assessed.  Upon the occurrence of the event of default pursuant to the Mezzanine Note and related loan documents, the interest rate applicable to the Mezzanine Note increased from the London Interbank Offered Rate, or LIBOR (which was 0.35% at June 30, 2010) plus 2.35% per annum to LIBOR plus 7.35% per annum, and a late charge in an amount equal to 5% of the amount of the overdue payment was assessed.  We have not paid the late charges assessed under either the Senior Note or the Mezzanine Note.

In addition to the default interest and the late charges, the Lender is entitled to foreclose on the property securing the Senior Note and the Mezzanine Note.  The Lender is also entitled to all rents supplied by the City Square property and, upon the Lender’s request, all tenant security deposits.  Furthermore, the Lender may apply any cash held in certain reserves and funds prescribed under the related loan and security documents towards the amount of indebtedness.

Both the Senior Note and the Mezzanine Note are non-recourse obligations of their respective borrowers, except for customary recourse carve-outs for borrower misconduct and environmental liabilities.  We are currently not aware of the occurrence of any event that would constitute a recourse carve-out on either loan.  However, the Mezzanine Note was secured, in part, by the delivery to the Lender of certain letters of credit by James C. Reynolds and Shidler Equities, L.P., referred to as Shidler LP, in the aggregate amount of $3,713,000.  Upon the occurrence of an event of default, the Lender is entitled to collect against these letters of credit.  Pursuant to an indemnity agreement entered into on March 19, 2008 in connection with our formation transactions, our Operating Partnership agreed to indemnify Mr. Reynolds and Shidler LP under the letters of credit. Mr. Reynolds is a director and stockholder of the Advisor, and holds over 10% of our outstanding Listed Common Stock.  Shidler LP is controlled by Jay H. Shidler, the Chairman of our Board of Directors.

We are currently in discussions with the Lender regarding an agreement to extend the maturity date and to make certain other modifications to the terms of each of the Senior Note and the Mezzanine Note.  However, we cannot provide assurance that we will reach an agreement with the Lender with respect to these matters, that the Lender will not proceed against collateral (including the letters of credit) or that we will be able to retain our equity in the City Square property.